UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 25, 2016

BioTelemetry, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-55039	46-2568498
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	1000 Cedar Hollow Road Malvern, PA	19355
	(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (610) 729-7000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On March 25, 2016, BioTelemetry, Inc. (“Biotelemetry”) and VirtualScopics, Inc. (“VirtualScopics”) issued a joint press release announcing that they had entered into a definitive merger agreement whereby BioTelemetry will acquire VirtualScopics. BioTelemetry will commence an all cash tender offer for all outstanding common and preferred shares of VirtualScopics, in which BioTelemetry will offer investors $4.05 per share for VirtualScopics’ common stock, $336.30 per share for VirtualScopics’ Series A and Series B Convertible Preferred Stock and $920.00 per share for VirtualScopics’ Class C-1 Convertible Preferred Stock. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, dated March 25, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BioTelemetry, Inc.

	By:	/s/ Peter Ferola
Peter Ferola
Senior Vice President and General Counsel

Date: March 25, 2016

Exhibit Index

Exhibit No.	Description

99.1	Joint Press Release, dated March 25, 2016